UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: March, 2023

Commission File Number: 001-39557

Siyata Mobile Inc.

(Translation of registrant’s name into English)

1751 Richardson Street, Suite #2207,

Montreal, Quebec H3K-1G6, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F            ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On March 13, 2023, Siyata Mobile Inc., a British Columbia (Canada) company, that is a global vendor of Push-to-Talk over Cellular (“PoC”) devices and of cellular signal booster systems, issued a press release announcing that will host an exhibitor’s booth at the International Wireless Communications Expo (“IWCE”) 2023. Siyata Mobile will be showcasing its new SD7 Mission Critical Push-To-Talk solution, the SD7+ MCPTT solution with built in Body Camera and accessories in booth 2125 through the main entrance of the IWCE Welcome Pavilion. IWCE 2023 takes place March 27-30 at the Las Vegas Convention Center, in the North Hall.

The Company’s press release is filed as Exhibit 99.1 to this Report and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated March 13, 2023.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 13, 2023	SIYATA MOBILE INC.

	By:	/s/ Marc Seelenfreund
	Name:	Marc Seelenfreund
	Title:	Chief Executive Officer

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